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Exhibit

Exhibit            Description

99                    Announcement on 2020/06/05: Board’s Resolution of share repurchase program

Exhibit 99

Board’s Resolution of share repurchase program

1. Date of the board of directors’ resolution: 2020/06/05

2. Purpose of the share repurchase: to transfer to employees

3. Type of shares to be repurchased: Common shares

4. Ceiling on total monetary amount of the share repurchase: NTD$77,909,406 thousand

5. Scheduled period for the repurchase: 2020/06/08~2020/08/07

6. Number of shares to be repurchased: A maximum of 200,000,000 shares

7. Repurchase price range: NTD$11.55 to NTD$23.25 per share

8. Method for the repurchase: Purchased directly from the open market

9. Ratio of the shares to be repurchased to total issued shares of the Company: 1.64%

10. Number of the Company’s own shares held at the time of reporting: 0

11. Status of repurchases within three years prior to the time of reporting:

700,000,000 shares had been repurchased from 2018/03/12 to 2019/06/13

12. Status of repurchases that have been reported but not yet completed: None

13. Minutes of the board of directors meeting that resolved for the share repurchase:

To approve the 21th share repurchase program and the declaration of capital maintenance.

(1) To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a. Purpose of the repurchase: to transfer to employees

b. Buyback period: 2020/06/08~2020/08/07

c. Number of shares to be repurchased: A maximum of 200,000,000 shares

d. Repurchase price range: NTD$11.55 to NTD$23.25 per share, if the market price falls below the lowest range, the company is still authorized to purchase the shares.

e. The Transfer Repurchased Shares to Employees Phase 21th Procedure and the declaration of capital maintenance.

(2) Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.

Resolution: Approved

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

Transfer Repurchased Shares to Employees Phase 21th Procedure

Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase 21th procedure”.  The repurchased shares will be transferred to employees according to related laws and this procedure.

Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 15th meeting, 14th term of Board of Directors of repurchasing up to 200,000,000 shares.  The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.

Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period.

Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure.

Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval.

Article Six: The transfer procedure of this phase’s share repurchase program:

According to the board resolution, make announcement and execute company share repurchase during the repurchase period. The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly.

Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase or decrease, then the transfer price will be adjusted accordingly. The cost of capital is defined of Bank of Taiwan’s 1-yr bulk time deposit floating interest rate.

Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares.

Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.

Article Ten: This procedure should be reported in the Shareholder’s meeting. This shall apply to any amendments.

15. The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable

16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The number of shares to be repurchased accounts for 1.64% of UMC’s outstanding shares, and the maximum amount for repurchase program is 2.91% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC's capital maintenance will not be affected by the repurchase program.

17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price:

The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.

18. Other particular specified by the Securities and Futures Bureau: None